

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 22, 2009

Mr. Ray Salomon
Chief Financial Officer, ECO2 Plastics, Inc.
P.O. Box 760
Riverbank, CA 95367

**Re:      ECO2 Plastics, Inc**
**Form 10-K/A for the year ended December 31, 2008**
**File No. 033-31067**

Dear Mr. Salomon:

        We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

        If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

                Sincerely,


                John Cash
                Branch Chief